Filed by Coursera, Inc. (Commission File No. 333-293728)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Udemy, Inc. (Commission File No. 001-40956)

The following letter was distributed on March 25, 2026 to certain stockholders of Coursera, Inc. (“Coursera”), reminding them to vote in connection with the Special Meeting of Stockholders of Coursera to be held on Thursday, April 9, 2026, in connection with the proposed combination of Coursera with Udemy, Inc. (“Udemy”):

2440 West El Camino Real Mountain View, CA 94040

YOUR VOTE IS IMPORTANT

PLEASE VOTE YOUR PROXY TODAY
March 25, 2026
Dear Coursera Stockholder:

We recently sent you proxy materials for the Special Meeting of Stockholders of Coursera, Inc. (“Coursera”) scheduled to take place on April 9, 2026. Our recent records show that you have not yet voted your shares. Your vote is very important. Please take a moment of your time to participate in the voting for this important meeting.

As indicated in the joint proxy statement/prospectus dated March 10, 2026, Coursera, Chess Merger Sub, Inc., a direct wholly owned subsidiary of Coursera (“Merger Sub”), and Udemy, Inc. (“Udemy”) entered into a merger agreement which provides for the combination of Coursera and Udemy in an all stock transaction (the ”Merger”).

At the Coursera special meeting, Coursera stockholders will be asked to consider and vote upon: (i) a proposal to approve the issuance of shares of Coursera common stock pursuant to the Merger, (ii) a proposal to adopt an amendment to Coursera’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Coursera common stock, and (iii) a proposal to approve one or more adjournments of the Coursera Special Meeting to a later date or time, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes cast to approve either of the foregoing proposals.

The Coursera Board of Directors unanimously recommends that Coursera stockholders vote “FOR” all of the above proposals.

Internet and telephone voting are available for your convenience and represent the most prompt methods to record your vote.  Please follow the instructions on the proxy card or voting instruction form sent to you in order to vote electronically.  Otherwise, please mark, sign, date and mail the proxy card or voting instruction form in the postage-paid envelope you received.

Please vote your shares today. If you need assistance voting your shares, please contact D.F. King & Co., Inc., which is assisting us, toll free at (800) 820-2415.

On behalf of your Board of Directors, thank you for your participation and continued support.

Sincerely,

/s/ Greg Hart
Greg Hart
President and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction (the “business combination”) between Coursera and Udemy. This communication contains forward-looking statements that involve substantial risks and uncertainties. Any statements contained in this communication that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate,” “expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These forward-looking statements include, but are not limited to, statements regarding expected timing and benefits of the business combination and the outlook for Coursera’s and Udemy’s results of operations and financial condition (including potential synergies) following the business combination. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Coursera or Udemy stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, benefits or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition, risks related to online learning solutions and risks related to our AI innovations and AI generally; risks related to the business combination, including the effect of the announcement of the business combination on the ability of Coursera or Udemy to retain and hire key personnel and maintain relationships with customers, vendors and others with whom Coursera or Udemy do business, or on Coursera’s or Udemy’s operating results and business generally; risks that the business combination disrupts current plans and operations and the potential difficulties in attracting and retaining qualified personnel as a result of the business combination; the outcome of any legal proceedings related to the business combination; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability to successfully integrate Coursera’s and Udemy’s operations and business on a timely basis or otherwise in accordance with the standards and obligations applicable to the combined company as a public benefit corporation and as a B Corp.; Coursera’s and Udemy’s ability to implement our plans, forecasts and other expectations with respect to the combined company’s business after the completion of the transaction and realize expected synergies and other benefits of the combination within the expected timeframe or at all; the amount of the costs, fees, expenses and charges related to the proposed combination; fluctuations in the prices of Coursera or Udemy stock; and potential business disruptions following the business combination. These risks, as well as other risks related to the proposed transaction, are included in Coursera’s registration statement on Form S-4 (No. 293728), as filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2026 in connection with the proposed transaction (available online at https://www.sec.gov/Archives/edgar/data/1651562/000114036126006778/ny20062436x1_s4.htm) (the “registration statement”). While the risks presented here and in the registration statement are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Coursera’s and Udemy’s respective periodic reports and other filings with the SEC, including the risk factors identified in Coursera’s most recent Annual Report on Form 10-K, which was filed with the SEC on February 23, 2026 (available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156226000015/cour-20251231.htm), and Udemy’s most recent Annual Report on Form 10-K, which was filed with the SEC on February 19, 2026 (available online at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001607939/000160793926000034/udmy-20251231.htm), under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A, all of which are available online on the SEC’s website at https://www.sec.gov. The forward-looking statements included in this communication are made only as of the date hereof, and are based on the current beliefs of Coursera and Udemy as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Neither Coursera nor Udemy undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except to the extent required by law.

The information that can be accessed through hyperlinks or website addresses included in this communication is deemed not to be incorporated in or part of this communication.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information About the Business Combination and Where to Find It

In connection with the business combination, Coursera filed with the SEC the registration statement that includes a joint proxy statement of Coursera and Udemy and that also constitutes a prospectus of Coursera. The registration statement was declared effective on March 10, 2026, and Coursera filed a final prospectus on March 10, 2026 (available online at https://www.sec.gov/Archives/edgar/data/1651562/000114036126008783/ny20062436x3_424b3.htm#tCP1), and Udemy also filed a definitive proxy statement on March 10, 2026 (available online at https://www.sec.gov/Archives/edgar/data/1607939/000114036126008785/ny20063463x1_defm14a.htm) (together, the “definitive joint proxy statement/prospectus”). The definitive joint proxy statement/prospectus was first mailed to stockholders of Coursera and stockholders of Udemy on or around March 10, 2026. Each of Coursera and Udemy may also file other relevant documents with the SEC regarding the business combination. This document is not a substitute for the definitive joint proxy statement/prospectus or the registration statement or any other document that Coursera or Udemy have filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION. Investors and security holders can obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents containing important information about Coursera, Udemy and the business combination, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Coursera will be available online free of charge on Coursera’s website at https://investor.coursera.com or by contacting Coursera’s Investor Relations department at ir@coursera.org. Copies of the documents filed with the SEC by Udemy will be available online free of charge on Udemy’s website at https://investors.udemy.com or by contacting Udemy’s Investor Relations department at ir@udemy.com.

Participants in the Merger Solicitation

Coursera, Udemy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Coursera and Udemy, including a description of their direct and indirect interests, by security holdings or otherwise, is included in the definitive joint proxy statement/prospectus that was filed with the SEC in connection with the proposed transaction. Information about the directors and executive officers of Coursera is set forth in Coursera’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on March 31, 2025 (available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000026/cour-20250331.htm), and Coursera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026 (available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156226000015/cour-20251231.htm). To the extent holdings of Coursera’s securities by its directors or executive officers have changed, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC (available online at https://www.sec.gov/edgar/browse/?CIK=1651562&owner=exclude). Information about the directors and executive officers of Udemy is set forth in Udemy’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2025 (available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000046/ude-20250422.htm), and Udemy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 19, 2026 (available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793926000034/udmy-20251231.htm). To the extent holdings of Udemy’s securities by its directors or executive officers have changed, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC (available online at https://www.sec.gov/edgar/browse/?CIK=1607939&owner=exclude). You may obtain free copies of these documents from Coursera or Udemy using the sources indicated above.